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                                      Filed by Telesp Celular Participacoes S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                   Subject Company: Tele Centro Oeste Celular Participacoes S.A.

                                                  Commission File No. 333-110080


THE FOLLOWING IS A NOTICE OF MATERIAL FACT MADE PUBLIC BY THE COMPANY RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORACAO DE ACOES) OF TELE CENTRO OESTE
       CELULAR PARTICIPACOES S.A. WITH TELESP CELULAR PARTICIPACOES S.A.

                                    * * * * *

         These materials may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

         The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things, the timetable for the merger of shares.

         Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions.

         These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

         Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which Telesp Celular Participacoes S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participacoes S.A. and Tele Centro Oeste Celular Participacoes S.A with the Commission at the Commission's website at www.sec.gov. These materials may also be obtained for free from Tele Centro Oeste Celular Participacoes S.A.

                                    * * * * *


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                                                                               2

                                    EXHIBITS



    EXHIBIT
    NUMBER                                                   DESCRIPTION
    ------                                                   -----------
      1        Notice of Material Fact.


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                                                                       EXHIBIT 1

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 public company

                                       AND

                        TELESP CELULAR PARTICIPACOES S.A.
                                 public company

Telesp Celular Participacoes S.A. ("TCP") and Tele Centro Oeste Celular Participacoes S.A. ("TCO" and, together with TCP, the "Companies") hereby clarify the following in connection with the merger of shares of TCO by TCP, for the conversion of TCO into a wholly owned subsidiary of TCP ("Merger of Shares").

1. The decision issued by the Brazilian Securities Commission (Comissao de Valores Mobiliarios, or "CVM"), on December 26, 2003, by a majority of votes of the members of its Board, concluded that the Merger of Shares did not fully comply with current laws in force.

2. The Companies reiterate their understanding that the Merger of Shares is structured, announced and being implemented strictly in accordance with all applicable laws and grants equitable treatment for the shareholders of both Companies. This equitable treatment was attested to by economic and financial analyses prepared by Citigroup Global Markets Inc. and Merrill Lynch & Co., financial institutions well known to have the technical capacity and experience required for such judgment.

3. Furthermore, the management of the Companies consider that the Merger of Shares results in significant advantages for their shareholders, as it allows them to participate in the combined businesses of both Companies and increases the liquidity and trading volume of the shares, after its implementation. The Merger of Shares also eliminates costs and overlap resulting from the existence of two separate Companies with different shareholders.

4. The Companies will bring the appropriate legal claims for the purpose of not allowing the CVM Decision to prevail, since they understand it to be illegal and, in that manner, to prove definitively that the actions taken and proposed by the Companies and their managers, in the course of the Merger of Shares, contrary to the conclusions set out in the CVM Decision, are in accordance with applicable laws and grant equitable treatment for all the shareholders involved.
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5. Although the Companies disagree with the arguments and conclusion stated in the CVM Decision and continue to be of the opinion that the Merger of Shares would be the best alternative for both Companies and their shareholders, they consider that the CVM Decision makes uncertain, in practical terms, the implementation of the Merger of Shares, as originally proposed, due to the potential obstacles that may be created by third parties. Therefore, taking into account the best interest of their shareholders, the management of TCO and TCP have concluded that the most adequate and opportune decision in light of this situation is to cancel the Merger of Shares.

6. Notwithstanding the foregoing, the Companies intend to maximize the generation of synergies between them with the purpose of increasing the value of both Companies. Further to the actions already taken in this regard, the boards of officers of TCP and TCO intend to submit to the approval of their boards of directors a proposal to incorporate the TCO investment held by TCP into TCO in order to allow the amortization of the goodwill related to the acquisition by TCP of the TCO common shares. The proposal will be implemented in strict conformity with CVM Instruction 319 using the option contemplated by Article 7 of that instruction - and CVM Instruction 349 and, therefore, without the immediate issuance of shares for the incorporation of that investment. Shares will be issued only after the tax benefits of such amortization are effectively obtained by TCO. All terms and conditions of this transaction will be announced immediately after they have been defined and approved by the respective boards of directors of the Companies.

7. Finally, TCP clarifies that the conversion of preferred shares into common shares, which would have been implemented in order to enable the Merger of Shares and that was conditioned upon the occurrence of the Merger of Shares, will no longer be implemented. Requests for conversion that have already been made will be cancelled, and the shares will be released for trading.

                          Sao Paulo, January 12, 2004.

   TELESP CELULAR PARTICIPACOES S.A.               TELE CENTRO OESTE CELULAR
                                                        PARTICIPACOES S.A.
           Fernando Abella                        Luis Andre Carpintero Blanco